Snow Lake Extends the Option Agreement for the

Mound Lake Gallium Project

Winnipeg, Manitoba, January 15, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (NASDAQ: LITM) ("Snow Lake"), a nuclear fuel cycle company, announces that it has reached an agreement with Canadian Uranium Corp. ("Canadian Uranium") to extend the existing option agreement (the "Agreement") with respect to the Mound Lake Gallium Project ("Mound Lake"), situated north of Thunder Bay, Ontario, Canada.

This Agreement is timely and coincides with the U.S. Administration's Proclamation "Adjusting Imports of Processed Critical Minerals and Their Derivative Products into the United States" (the "Proclamation") issued on Wednesday, January 14, 2026, with its focus on ensuring that the U.S. has sufficient domestic mining and processing of critical minerals to reduce import reliance on foreign countries.

Highlights

  The Agreement provides a one-year extension of the underlying option agreement
  The Mound Lake area is highly prospective for lithium, cesium and tantalum (LCT) deposits, including a variety of rare earths and gallium
  Historical work on Mound Lake has confirmed gallium values ranging from 50 to 110 ppm in a series of grab samples obtained during Canadian Uranium's field program in 2023
  The U.S. imports 100% of its gallium requirements, as gallium is an essential component of many military and defense applications.

Snow Lake CEO Remarks

"As our primary focus remains the development of our nuclear fuel cycle business, we continue to pursue our ongoing strategy of opportunistically acquiring interests in North American based critical minerals projects that hold the potential to assist in building domestic North American critical minerals supply chains," said Frank Wheatley, CEO of Snow Lake.  "Mound Lake fits nicely into that strategy, at modest cost, as historical work on Mound Lake has demonstrated the potential for gallium, as well as a variety of other rare earth elements and LCT deposits.

As the U.S. Administration continues to advance it policies to ensure sufficient domestic mining and processing of critical minerals to ensure U.S. national security, including gallium, we feel the potential of Mound Lake is worth exploring as a possible solution to U.S. requirements," Mr. Wheatley continued.

Gallium as a Critical Mineral

Gallium is classified as a critical mineral by the U.S., Canada, Australia and the European Union, considering China controls approximately 98% of global gallium supply.1 The U.S. imports 100% of its gallium requirements. Gallium is typically produced as a by-product from smelting other critical minerals, such as aluminum and zinc, and its importance is due to its use in semiconductors, integrated circuits, high-performance radar, smartphones, electric vehicles, laptops, together with a variety of military applications.

U.S. Administration Proclamation

The U.S. Administration issued the Proclamation on January 14, 2025 in response to the Section 232 investigation into the effect of imports of processed critical minerals on U.S. national security.  The conclusion of the investigation was that imports of processed critical minerals did pose a U.S. national security risk and the Proclamation is intended to outline steps the U.S. Government will take to address those risks.

The Proclamation specifically mentions gallium as critical to satellite systems that underpin the U.S. military and defense apparatus.  Steps to reduce these risks include negotiating agreements with respect to imports of critical minerals, price floors and other trade-restricting measures as appropriate.

Mound Lake Gallium Project

Mound Lake is an early-stage exploration project consisting of 243 single-cell unpatented mineral claims covering over 4,800 hectares in the Thunder Bay mining district of Ontario.  Historic exploration work on the northern part of Mound Lake, near the contact between the Mound Lake Pluton and metasedimentary country rocks, has demonstrated consistent, elevated gallium values, together with elevated levels of other critical metals, including beryllium, lithium, and rubidium.

A total of 12 bedrock grab-samples collected during Canadian Uranium's 2023 field program returned gallium values exceeding 50 ppm, with the highest result measuring 110.5 ppm.  By way of comparison, gallium values in fertile granites and pegmatites typically peak at ~90 ppm, while average gallium values in the earth's crust are ~19 ppm.  Over 70% of the grab samples from Mound Lake returned gallium values above average crustal values.

Further exploration will be prioritized in the northern regions of Mound Lake, which may include further detailed analysis and mapping to identify potential targets for follow-up investigation and possible drilling.

Mound Lake Extension Agreement

The Agreement extends the terms and conditions of the underlying option agreement for an additional year.  This extension provides Snow Lake with the flexibility to plan additional exploration work on Mound Lake as part of  Snow Lake's 2026 exploration and development programs on its portfolio of critical minerals projects in North America.  The underlying option agreement provides that Snow Lake can earn up to an 80% interest in Mound Lake through a combination of exploration expenditures and cash payments over a period of two years.

1 USGS

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd. is a Canadian nuclear fuel cycle and critical minerals company listed on (NASDAQ: LITM), with a portfolio of U.S. focused uranium projects, together with interests in next-generation uranium enrichment and small modular reactors.  The Pine Ridge uranium project is an exploration stage project located in Wyoming, United States and the Engo Valley uranium project is an exploration stage project located on the Skeleton Coast of Namibia.  Snow Lake also holds a portfolio of additional exploration stage critical minerals projects located in Canada, as well as investments in a number of public companies with critical minerals assets in North America.  Learn more at www.snowlakeenergy.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.  We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

For Further Information:

Frank Wheatley	Investor Relations
Chief Executive Officer	ir@snowlakelithium.com
fw@snowlakelithium.com